UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended      December 31, 2004

Commission file number      0-15956

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Granite Corporation

(Exact name of registrant as specified in its charter)

Delaware	56-1550545

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P.O. Box 128, Granite Falls, N.C.	28630

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code      (828) 496-2000

Bank of Granite Employee’s
Profit Sharing Retirement
Plan and Trust

Financial Statements as of December 31, 2004 and 2003,
and for the Year Ended December 31, 2004, Supplemental
Schedule as of December 31, 2004, and Report of
Independent Registered Public Accounting Firm

BANK OF GRANITE EMPLOYEE’S PROFIT SHARING RETIREMENT PLAN AND TRUST

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits As of December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits As of December 31, 2004 and 2003 And for the Year Ended December 31, 2004	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE—Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2004	9

NOTE:	All other schedules required by Section 2520.130-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Hickory, NC
June 24, 2005

BANK OF GRANITE EMPLOYEE’S PROFIT SHARING RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Participant-directed investments	$15,783,665	$14,791,593

Total investments	15,783,665	14,791,593

Receivables:
Employer contribution	676,507	550,478
Participant contributions		10,940

Total receivables	676,507	561,418

NET ASSETS AVAILABLE FOR BENEFITS	$16,460,172	$15,353,011

See notes to financial statements.

BANK OF GRANITE EMPLOYEE’S PROFIT SHARING RETIREMENT PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003
AND FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$654,033
Dividends	115,568

Total investment income	769,601

Contributions:
Employer contribution	676,507
Participant contributions	282,116

Total contributions	958,623

Total additions	1,728,224

DEDUCTIONS:
Benefits paid to participants	558,670
Administrative expenses	62,393

Total deductions	621,063

NET INCREASE	1,107,161

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	15,353,011

End of year	$16,460,172

See notes to financial statements.

BANK OF GRANITE EMPLOYEE’S PROFIT SHARING RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003
AND FOR THE YEAR ENDED DECEMBER 31, 2004

1.	DESCRIPTION OF THE PLAN

The following description of the Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General—The Plan is a defined contribution profit- sharing plan covering substantially all employees of Bank of Granite (the “Company”) who have completed one hour of service and attained age 18. The Administrative Committee of the Company controls and manages the operation and administration of the Plan. Wachovia Bank, N.A. (“Wachovia”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—The Plan was amended to allow the addition of a 401(k) feature to the Plan. Each year, participants may contribute from 1% to 25% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Board of Directors of the Company, at its discretion, determines the amount, if any, to be contributed out of the current or accumulated net profits for each year. The contribution is allocated to participants’ accounts based on their pro rata share of total participant contributions, as defined by the plan document, for the year. Participants must complete 1,000 hours of service during the plan year and be employed on the last day of the plan year to be eligible for the Company’s profit-sharing contribution. The Company’s profit-sharing contribution totaled $676,507 for the year ended December 31, 2004.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s profit-sharing contributions, redistributed participant forfeitures and plan earnings and charged with withdrawals, allocations of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers two common trust funds, three mutual funds and a Company stock fund as investment options for participants.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s profit-sharing contribution portion of participants’ accounts is based on years of continuous service. A participant is 20% vested after three years of service, increasing 20% each year for the next four years (100% after seven years). A participant also becomes 100% vested upon attainment of retirement. Forfeited balances of terminated nonvested participants are reallocated to the remaining participants in the Plan.

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installments over a period not to exceed the life expectancy of the participant or his or her beneficiary. For participants with a vested balance less than $5,000, participants will receive a lump-sum distribution as soon as administratively feasible.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the fair value of shares held by the Plan at year-end. Investments in common trust funds (“funds”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the funds’ net assets at fair value by the units outstanding at each valuation date. The Bank of Granite Stock Fund is valued at the year-end unit closing price (comprised of year-end market price for shares held by the fund plus the value of money market reserves).

Purchases and sales of fund investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investment in the mutual funds and common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan or the Company as provided in the plan document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003 are as follows:

	2004	2003
Wachovia Stable Portfolio Group Trust, 45,129 and 39,949 units, respectively	$3,164,793	$2,717,066
Wachovia Enhanced Stock Market Fund, 47,589 and 47,866 units, respectively	3,811,482	3,427,771
Evergreen Short Intermediate Bond Fund, 297,998 and 310,844 shares, respectively	3,935,716	3,976,590
Bank of Granite Stock Fund, 297,329 and 316,853 units, respectively	3,442,659	3,730,090

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $654,033 as follows:

Stable Portfolio Group Trust	$92,866
Enhanced Stock Market Fund	401,914
Evergreen Short Intermediate Bond Fund	142,779
Bank of Granite Stock Fund	(140,527)
Dreyfus Small Cap Stock Index Fund	91,741
Van Kampen Equity and Income Fund CLA	65,260

Net appreciation in fair value of investments	$654,033

4.	RELATED PARTY TRANSACTIONS

Wachovia manages certain plan investments. Wachovia is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the Plan held 297,329 and 316,853 units, respectively, of the Bank of Granite Stock Fund, with a cost basis of $2,983,957 and $3,160,794, respectively. During the year ended December 31, 2004, the Plan recognized $78,874 of dividend income related to Bank of Granite common stock.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by the Company. The Company received an opinion letter from the Internal Revenue Service (“IRS”), dated August 30, 2001, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2004:

Net assets available for benefits per the financial statements	$16,460,172
Less: Employer contributions receivable at December 31, 2004	(676,507)

Net assets available for benefits per the Form 5500	$15,783,665

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2003:

Net assets available for benefits per the financial statements	$15,353,011
Less: Employer contributions receivable at December 31, 2003	(550,478)
Less: Participant contributions receivable at December 31, 2003	(10,940)

Net assets available for benefits per the Form 5500	$14,791,593

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2004:

Total contributions per the financial statements	$958,623
Add: Employer contributions receivable at December 31, 2003	550,478
Less: Employer contributions receivable at December 31, 2004	(676,507)

Total contributions per the Form 5500	$832,594

*****

SUPPLEMENTAL SCHEDULE OF SELECTED
FINANCIAL DATA

BANK OF GRANITE EMPLOYEE’S PROFIT SHARING RETIREMENT PLAN AND TRUST

FORM 5500, SCHEDULE H, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004

	Identity of Issue,	Description of Investment, Including
	Borrower, Lessor	Maturity Date, Rate of Interest,		Current
	or Similar Party	Collateral, Par, or Maturity Value	Cost	Value
*	Stable Portfolio Group Trust	Common Trust Fund	**	$3,164,793
*	Enhanced Stock Market Fund	Common Trust Fund	**	3,811,482
*	Evergreen Short Intermediate Bond Fund	Registered Investment Company	**	3,935,716
*	Bank of Granite Stock Fund	Company Stock Fund	**	3,442,659
	Dreyfus Small Cap Stock Index Fund	Registered Investment Company	**	648,750
	Van Kampen Equity and Income Fund CLA	Registered Investment Company	**	780,265

	Total			$15,783,665

*	Permitted party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of Granite Corporation

June 28, 2005	By:	/s/ Kirby A. Tyndall

Kirby A. Tyndall Secretary-Treasurer and Chief Financial Officer signing in his capacity as Secretary-Treasurer on behalf of the Registrant and as Chief Financial Officer of the Registrant

INDEX OF EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm